Exhibit 96.1

YUTY URANIUM PROJECT

INITIAL ASSESSMENT

US SEC Subpart 1300 Regulation S-K Report

PARAGUAY, SA

PREPARED FOR:

URANIUM ENERGY CORPORATION

AUTHORED BY:

Douglas L. Beahm, P.E., P.G.

Principal Engineer, BRS Inc.

Clyde Yancey, P.G.

VP Exploration, UEC

Victor Fernandez-Crosa

Paraguay Manager, UEC

JULY 1, 2022

CONTENTS

1.0	EXECUTIVE SUMMARY	1
1.1	Interpretations and Conclusions	1
1.2	Recommendations	2
1.3	Risks	3
2.0	INTRODUCTION	5
2.1	Registrant	5
2.2	Terms of Reference	5
2.3	Information Sources and References	6
2.4	Inspection on the Property by Each Qualified Person	6
2.4.1	QP Qualifications	6
2.5	Previous Technical Report Summaries	7
3.0	PROPERTY DESCRIPTION	8
3.1	Property Description and Location	8
3.2	Mineral Rights	8
5.2.1	Acreages and annual holding costs for the Project	9
3.3	Surface Rights	9
3.4	Significant Encumbrances or Risks to Perform Work on Property	9
3.4.1	Existing and Required Permits	9
3.4.2	Significant Factors and Risks That May Affect Access, Title or Right to Perform Work	10
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	11
4.1	Physiography	11
4.2	Accessibility and Local Resources	11
4.3	Climate	11
4.4	Infrastructure	11
5.0	HISTORY	12
5.1	Prior Ownership	12
5.2	Type, Amount, Quantity and Results of Work by Previous Owners	13
5.2.1	Previous Drilling	13
5.2.2	Historical Mineral Resource Estimates	13
6.0	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT	15
6.1	Regional Geology	15
6.2	Local Geology	17
6.2.1	Upper Sand Unit	17
6.2.2.	Alternating Sandstone and Shale Unit	17
6.2.3	Massive Sand Unit	18
6.2.4	Fine-Grained Sand Unit	18
6.2.5	Wavy Unit	18
6.3	Property Geology	20
6.3.1	Deposit Type	20
6.3.2	Mineralization	20
7.0	EXPLORATION	24
7.1	Exploration	24
7.1.1	Previous Exploration	24
7.1.2	QP’s Interpretation of the Exploration Information	24
7.2	Drilling On Property	24
7.2.1	Overview	24

CONTENTS (Continued)

7.2.2	Drill Holes Excluded from Mineral Resource Estimation	25
7.2.3	Drill Data Used in the Current Mineral Resource Estimation	25
7.2.4	QP’s Interpretation of the Exploration Information	25
7.2.5	Drill Hole Logging Procedure	27
7.2.6	Recovery	27
7.2.7	Collar Surveys	27
7.2.8	Downhole Surveys	27
7.2.9	Radiometric Logging	28
7.2.10	QP Statements Concerning Radiometric Drill Data	28
7.3	Hydrogeology	28
7.4	Geotechnical Testing	29
8.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	30
8.1	Sampling Methods	30
8.2	Analysis	30
8.3	Security	30
8.4	Density Determinations	30
8.5	Downhole Geophysical Logging	31
8.5.1	Disequilibrium	31
8.6	Quality Assurance and Quality Control	32
8.6.1	Downhole Probe QC	32
8.7	Database	33
8.8	QP’s Opinion on Sample Preparation, Security and Analytical Procedures	33
9.0	DATA VERIFICATION	34
9.1	Drill Data	34
9.2	Calibration of Doan-Hole Geophysical Instruments	34
9.3	Check Assays	34
9.4	Confirmation Drilling	34
9.5	QP’s Opinion on Data Adequacy	35
10.0	MINERAL PROCESSING AND METALLURGICAL TESTING	36
10.1	Introduction	36
11.0	MINERAL RESOURCE ESTIMATES	38
11.1	Introduction	38
11.2	Mineral Resource Summary	38
11.3	Resource Estimation Methods	39
11.3.1	Geological Models	40
11.3.2	GT Contour Method	41
11.4	Cutoff Grade and Commodity Price	42
11.5	Reasonable Prospects for Economic Extraction	42
11.6	Radiometric Equilibrium	42
11.7	Uncertainties (Factors) That May Affect the Mineral Resource Estimate	42
11.8	QP Opinion on the Mineral Resource Estimate	43
12.0	MINERAL RESERVE ESTIMATES	48
13.0	MINING METHODS	49
14.0	RECOVERY METHODS	50
15.0	INFRASTRUCTURE	51
16.0	MARKET STUDIES AND CONTRACTS	52
17.0	ENVIRONMENTAL STUDIES, PERMITTING AND PLANS, NEGOTIATIONS OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	53
18.0	CAPITAL AND OPERATING COSTS	54
19.0	ECONOMIC ANALYSIS	55
20.0	ADJACENT PROPERTIES	56
21.0	OTHER RELEVANT DATA AND INFORMATION	57

CONTENTS (Continued)

22.0	INTERPRETATION AND CONCLUSIONS	58
22.1	Conclusions	58
22.2	Risks and Opportunities	58
23.0	RECOMMENDATIONS	60
24.0	REFERENCES	61
24.1	Bibliography	61
25.0	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	64
26.0	DATE AND SIGNATURE PAGE	65

Tables

Table 1-1:	Measured and Indicated Mineral Resources	2
Table 1-2:	Inferred Mineral Resources	2
Table 11‑1:	Total Indicated Mineral Resources at Varied GT Cutoffs	39
Table 11‑2:	Total Inferred Mineral Resources at Varied GT Cutoffs	39
Table 25-1:	Information Provided by the Registrant	64

Figures

Figure 2‑1:	Project Location Map	5
Figure 3‑1:	Project Area Location.	8
Figure 6‑1:	Regional Geologic Setting of the Parana Basin	16
Figure 6‑2:	Yuty Type Log	19
Figure 6‑3:	Cross-Section Index t Map	21
Figure 6‑4:	Cross-Section A-A’	22
Figure 6‑5:	Cross-Section B-B’	23
Figure 7-1:	Drill Hole Location Map	26
Figure 8‑1:	Comparison of Radiometric and Chemical Data	32
Figure 11-1:	Massive Unit GT Resource Model	44
Figure 11-2:	Massive Unit Thickness Model	45
Figure 11-3:	Fine-Grained and Wavy Unit GT Resource Model	46
Figure 11-4:	Fine-Grained and Wavy Unit Thickness Model	47

1.0	EXECUTIVE SUMMARY

The Yuty Project (the Project) is located in Paraguay, South America. Uranium Energy Corporation (UEC) operates the Project through its wholly-owned subsidiary, Transandes Paraguay S.A., which holds a 100% interest in the Yuty Mining Exploration and Exploitation Concession (Yuty Concession) Contract (the Contract). The planned mining method for the Project is by In-Situ Recovery (ISR) mining.

The Project comprises 117,232 ha in southeastern Paraguay. Title to the Yuty Concession is now held through The Contract with the Republic of Paraguay (the Republic), which grants mining rights for a minimum period of 20 years. The Contract was signed into Law 3575/08 (the Law) as an Act of the Paraguayan Congress, in August 2008. The Law calls for payment of a 2.5% royalty to the Republic on all production, based on the production at the point of sale.

The Project area is located within the Paraná Basin and is underlain by predominantly sedimentary rocks of undivided upper Permo-Carboniferous age. Uranium mineralization is sandstone hosted roll front type.

The area was explored extensively by Anschutz Corporation of Denver, Colorado in the late 1970s and early 1980s. Cue Resources Ltd. controlled the Project prior to acquisition by UEC and conducted exploration and verification drilling projects circa 2007 through 2011. UEC possesses the original drill data, from which a drill hole database has been developed and verified. Samples from Anschutz were not preserved, however, core samples from area in the possession of UEC and have been reviewed by the authors. Within the Project area, drill data from 543 drill holes, including hole location and radiometric equivalent data in 0.1 m downhole increments, were available for the preparation of the initial assessment (IA).

1.1	Interpretations and Conclusions

This IA for the Project has been prepared in accordance with the regulations set forth in S-K 1300 (Part 229 of the 1933 Securities Act). Its objective is to disclose the mineral resources at the Project.

Based on the density of drilling, continuity of geology and mineralization, testing and data verification, the mineral resource estimates meet the criteria for indicated or inferred mineral resources as summarized herein.

Estimated mineral resources are summarized in Table 1-1 and 1-2 for Indicated and Inferred Mineral Resources, respectively, at a 0.02 %eU3O8 grade cutoff and a 0.1 ft% GT cutoff. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards. However, considerations of reasonable prospects for eventual economic extraction were applied to the mineral resource calculations herein.

2-1 July 2022

Table 1-1:         Measured and Indicated Mineral Resources

Unit	Tons (millions)	Weighted Average Thickness (ft)	Weighted Average Grade (%U3O8)	Pounds U3O8 (millions)
Massive Sand Unit
0.1 ft% GT	7.233	10.2	0.048	6.969
Fine-Grained and Wavy Sand Units
0.1 ft% GT	1.842	3.5	0.054	1.994
Total Indicated Mineral Resource
0.1 ft% GT	9.074	7.3	0.049	8.962

Notes:

1. SEC S-K definitions were followed for all Mineral Resource categories.

2. Mineral Resources are estimated using a long-term uranium price of $65 per pound.

3. Numbers may not add up to the finalized amount due to rounding.

Table 1-2:         Inferred Mineral Resources

Unit	Tons (millions)	Weighted Average Thickness (ft)	Weighted Average Grade (%U3O8)	Pounds U3O8 (millions)
Massive Sand Unit
0.1 ft% GT	1.690	14.5	0.045	1.528
Fine-Grained and Wavy Sand Units
0.1 ft% GT	1.043	6.8	0.032	0.675
Total Inferred Mineral Resource
0.1 ft% GT	2.733	10.1	0.040	2.203

Notes:

1. SEC S-K definitions were followed for all Mineral Resource categories.

2. Mineral Resources are estimated using a long-term uranium price of $65 per pound.

3. Numbers may not add up to the finalized amount due to rounding.

1.2	Recommendations

The authors recommend:

●	Completion of additional metallurgical test work to further demonstrate and refine amenability with respect to in-situ and/or heap leach recovery.
●

Completion of further drilling on the San Antonio deposit with the objective of resource expansion and reclassification. A program of 125 holes at 120 m each, for a total of 15,000 m is recommended, with a 90 m offset spacing for 75 step-out holes and < 50m for infill holes. However, as the drilling program proceeds, the results should be compared to the current resource model and the program adjusted as appropriate.

●	Completion of a Preliminary Economic Assessment on the conceptual development of a mine at San Antonio.
●

Continuation of the regional exploration program to assess the exploration potential for uranium mineralization within its vast mineral lands in southeastern Paraguay. The objective of this work is to discover uranium mineralization similar to known roll front type deposits.

2-2 July 2022

UEC has prepared a preliminary drilling and testing budget for the Project on the order of $3.0 million, as detailed in Section 23. The authors have reviewed this budget and conclude that it is of sufficient magnitude to achieve the recommendations as stated herein.

1.3	Risks

Technical risks related to the Project exist, because ISR mining methods have not been demonstrated in the area. However, these risks are considered to be moderate, because ISR mining and recovery methods are proven in similar sandstone-hosted environments.

Risks related to permitting and licensing the Project exist, because the regulatory process is not mature. However, these risks are considered to be moderate, because a variety of environmental baseline studies have been completed, and no specific impediments to the permitting process are known to the authors.

Mineral tenor is based on the Contract issued by Paraguay and is in effect though 2008. There is a political risk that the changes in the concession may affect the mineral tenor.

Other risk factors are typical for similar mining projects, including, without limitation:

●	risks associated with mineral resource estimates, including the risk of errors in assumptions or methodologies;

●

geological, technical and processing problems, including unanticipated metallurgical difficulties, less than expected recoveries, ground water control and other factors relating to ISR mining methodology;

●	risks associated with labor costs, labor disturbances and unavailability of skilled labor;

●	risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the production processes;

●

risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation, and delays in obtaining permits and licenses that could impact expected mineral extraction and recovery levels and costs;

●	Estimation of costs and uranium price for the purposes of constraining the mineral resource estimate based on reasonable prospects for economic extraction.

Readers are cautioned that any estimate of forward cost or commodity price is, by its nature, forward-looking. It would be unreasonable to rely on any such forward-looking statements and information as creating any legal rights. The statements and information are not guarantees and may involve known and unknown risks and uncertainties. Actual results are likely to differ (and may differ materially), and objectives and strategies may differ or change from those expressed or implied in the forward-looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the exploration, development, operation and closure of mineral properties and processing facilities. Forward-looking statements are subject to a variety of known and unknown risks and uncertainties.

2-3 July 2022

2.0	INTRODUCTION

2.1	Registrant

This initial assessment (IA) was prepared for Uranium Energy Corporation (UEC) on the Yuty In-Situ Recovery (ISR) Project (the Project), located Paraguay, SA (Figure 2-1). UEC is incorporated in the State of Nevada, with principal offices located at 500 North Shoreline Boulevard, Suite 800N, Corpus Christi, Texas, 78401, and at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada, V6E 2Y3.

This Technical Report Summary was prepared for UEC by BRS Inc. (BRS) under the supervision of Douglas Beahm, PE, PG.

Figure 2‑1:         Project Location Map

2.2	Terms of Reference

UEC, through its wholly-owned subsidiary, Transandes Paraguay S.A. (TPSA) holds a 100% interest in the Yuty Concession. The Project is operated by TPSA, and this IA has been prepared for UEC to report mineral resources for the Project.

The Project comprises 117,232 ha in southeastern Paraguay. The Project area is located within the Paraná Basin and is underlain mainly by sedimentary rocks of undivided upper Permo-Carboniferous age (UPC). The area was explored extensively by Anschutz Corporation (Anschutz) of Denver, Colorado, in the late 1970s and early 1980s. The Paraná Basin is host to a number of known uranium deposits, including Figueira and Amorinópolis in Brazil, and the San Antonio deposit on the Yuty Concession.

2-4 July 2022

Title to the Yuty Concession is now held through the Contract, with the Republic of Paraguay (the Republic), which grants mining rights for a minimum period of 20 years. The Contract was signed into Law 3575/08 (the Law) as an Act of Congress in August 2008. The Law calls for payment of a 2.5% royalty to the Republic on all production, based on the value of the production at the point of sale.

2.3	Information Sources and References

The information and data presented in this IA was gathered from various sources described herein. UEC possess the original drill data from which a drill hole database has been developed and verified. Samples from the Anschutz were not preserved, however, core samples from area in the possession of UEC and have been reviewed by the authors. Within the Project area, drill data from 543 drill holes, including hole location and radiometric equivalent data in 0.1 m downhole increments, were available for the preparation of the IA.

Units of measurement, unless otherwise indicated, are feet (ft), miles, acres, pounds (lbs) and short tons (2,000 lbs). Uranium production is expressed as pounds U3O8, the standard market unit. ISR is sometimes also termed in-situ leach (ISL). Unless otherwise indicated, all references to dollars ($) refer to United States currency.

2.4	Inspection on the Property by Each Qualified Person

Mr. Beahm was onsite during the period of November 12 through November 15, 2010, during core drilling. At that time, Mr. Beahm observed drilling operations, examined core samples and reviewed lithologic and gamma logging procedures, and examined cores from previous drilling campaigns, which were stored at the site.

Mr. Clyde Yancey was onsite during the period of December 12 through December 15, 2017. At this time, Mr. Yancey examined core samples from previous drilling campaigns, which were stored at the site, and examined lithologic logs, electric logs and maps at the UEC office in Asuncion, Paraguay.

Mr. Victor Fernandez-Crosa has been onsite as the project manager on numerous occasions. Mr. Fernandez-Crosa’s most recent visit to the site was on December 23, 2021. During this time, he confirmed that core samples from the developed drilling campaigns were available at the deposits of the camp. All core samples are properly packaged and labeled to guarantee the information about their origin, coordinates and depth intervals. He was also able to verify that the maintenance tasks of the samples and infrastructure of the mining camp continue normally.

2.4.1	QP Qualifications

Douglas Beahm, PE, PG is the independent Qualified Person (QP) and co-author of this IA, responsible for the preparation of Sections 6, 7, 8, 9 and 11 and contributed to portions Sections 1, 2 and 22-25 of this IA, which includes the mineral estimates herein. Mr. Beahm is a QP under the S-K 1300 standards responsible for the content of this IA and a Professional Engineer and Geologist with 48 years of professional experience.

2-5 July 2022

Mr. Yancey, PG is the Vice President of Exploration for UEC, a QP and co-author of this IA responsible for the preparation of Section 5and contributed to portions of 1,2, and 22-25 Mr. Yancey is a QP under the SK-1300 standards responsible for the content of this IA and a Professional Geologist with 44 years of professional experience.

Mr. Fernandez-Crosa currently serves as Country Manager and Chief Geologist of UEC’s wholly-owned subsidiary in Paraguay in charge of exploration activities for the Project. Mr. Fernandez-Crosa is responsible for preparation of Section 3.0 and contributed to portions of 2, 5, 23 and 25. Mr. Fernandez-Crosa graduated in 1987 as a Geologist from the National University of Asuncion and completed his formal training at the Federal Institute for Geosciences and Mineral Resources in Hannover, Germany. He has over 35 years of professional experience in Paraguay.

2.5	Previous Technical Report Summaries

UEC has not previously filed an IA on the Project.

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2-6 July 2022

3.0	PROPERTY DESCRIPTION

3.1	Property Description and Location

The Project covers an area of 289,687 acres (117,232 hectares), located in the eastern region of the country in the Department of Caazapá, 167 miles northeast of the capital of Paraguay.

3.2	Mineral Rights

In Paraguay, it is constitutionally established that all minerals in the soil and subsoil are property of the Paraguayan State (the State). This is why TPSA, although it is currently, through an agreement signed with the government of Paraguay, has a mining concession contract that will allow it to extract minerals within the concession area in exchange for the payment of 2.5% of the mineral production as royalties to the State. This agreement has a term of 20 years, renewable every 5 years indefinitely.

In 2011, Law 4269 was enacted, which modified the Mining Law and established a quarterly payment of royalties equivalent to 8% of the profits of mining companies, a modification to which the Project can benefit automatically, as this possibility is established in its concession contract.

Figure 3‑1:	Project Area Location

3-7 July 2022

5.2.1	Acreages and annual holding costs for the Project

The two blocks of the Project cover an area of 289,687 acres (117,232 hectares). In Paraguay, mining companies must pay a mining land fee equivalent of $2.50 to the State for each hectare that covers a mining project’s concession area. Therefore, in accordance with the provisions of the mining legislation of Paraguay, UEC must pay a total of $293,800.00 annually to the State at the beginning of each year of the exploitation phase. In addition to this mining land fee, Paraguayan mining law stipulates that all concessionaires must commit to making annual investments established on a scale of amounts of US dollars per hectare. In the case of the Project, to enter the exploitation phase, an investment commitment equivalent to $690,000 per year was established as indicated in the respective laws, which is equivalent to one third of the investment commitment approved by the mining regulator for the last year of exploration phase. Although this expense can be included within UEC’s investment commitments, another fixed expense established in the concession contract is that the Project must contribute a yearly fund of $10,000.00 during the four first years of the exploitation phase to finance training activities for Officers of the Vice Ministry of Mines and Energy (VMME) of the Ministry of Public Works and Communications (MOPC).

A	B	C=AXB
Area	Mining Land Fee	Mining Land Fee payable per year
(Hectares)	($ x Hectare)	($)
117,232	2.50	293,800.00

Annual fixed expenses
Mining Land Fee	293,800.00
Investment Commitment (**)	690,000.00
(**)Includes all administrative and operating expenses and training funds for VMME officials

3.3	Surface Rights

From the moment UEC acquired the concession of the Project in 2012 granted by the Law, the MOPC, through respective rulings, provided the authorization of the extension of the exploration phase. Throughout the exploration period (2007 to 2014) for this Project, an investment of $26 million (more than $14 million of direct investment in exploration expenses) has been made. Thus, in 2015, the enforcement authority granted the approval of the exploration phase by Resolution 559 and, at the same time, authorized movement to the exploitation phase. Based on the terms and conditions of the Concession Contract, it also provided a suspension of terms for 1 year until April 2016 and reduced the Project area to two exploitation lots (Blocks 1 and 2 unified), reducing the current area of the Project to 289,687 acres.

In April 2016, UEC submitted a request for an extension of the suspension of terms of the exploitation phase, and based on this request, the MOPC and UEC entered into a commitment agreement wherein minimum requirements were established as a condition to grant the second year of extension of the additional suspension of terms.

In September 2016, the MOPC extended the suspension of exploitation terms for one more year by Ruling Nr.1482.

3-8 July 2022

During 2018, a new administration was installed in Paraguay and the newly-installed MOPC regulators disagreed with the previous administration’s position that the concession of the Project was eligible for extension to the continuation of the exploitation phase. Therefore, in 2018, UEC began legal actions to protect the mining rights of the Yuty Concession. In August 2021, following several years of negotiations that resulted in the signing of an extrajudicial agreement between the Paraguayan General Attorney Office, the MOPC and UEC, UEC’s litigation ended. This restarted the process of re-instatement of the Project concession. The reinstatement process is estimated to culminate in the second half of 2022 by a resolution that will authorize the official start of the exploitation phase by MOPC.

3.4	Significant Encumbrances or Risks to Perform Work on Property

3.4.1	Existing and Required Permits

In August 2021, an extrajudicial agreement was signed, concluding the litigation against the MOPC and restarting the process for the re-instatement of this concession rights. The mining activities of the exploitation phase may be started once the aforementioned re-instatement is completed. According to estimations, the rights restitution process should end between June and August 2022.

The mining laws of Paraguay require compliance with current environmental laws, for which the Project has external consultants in charge of obtaining and maintaining environmental licenses that are in force and in the process of being adapted to satisfy the environmental requirements required for the start of the exploitation phase. In order to comply with the environmental requirements mentioned above that were established by the Ministry of the Environment and Sustainable Development, certain mining concessions were obtained:

●

the environmental license for the closure of the exploration phase for blocks 1 and 2 of the Project (DGCCARN A.A. Licenses No. 4402/2021 and DGCCARN A.A. No. 1099/2022 respectively), which is pending; and

●	the process of the license for the exploitation phase itself that will be granted once the process of restitution of the rights has been completed in its entirety.

Environmental License
Resolution Nr.	Description	Status
DGCCARN A.A. 4402/2021	Exploration Phase Closure Resolution for Block 1	In force
DGCCARN A.A. 1099/2022	Exploration Phase Closure Resolution for Block 2
In process of issuance	License for exploitation phase for blocks 1 and 2	Granting Pending

3.4.2	Significant Factors and Risks That May Affect Access, Title or Right to Perform Work

Unlike other Latin American countries, Paraguay is an agricultural and livestock country with a small, emerging mining sector that began in the 2000s. Therefore, the country lacks NGOs, environmental and conservationist organizations opposed to this sector. However, due to this lack of mining tradition in Paraguay, political risk does exist. Political and legislative instability has been experienced in the past and has been successfully resolved by the UEC at the Project.

3-9 July 2022

Additionally, due to the lack of mining experience in Paraguay, bureaucracy within the regulatory institutions of the mining and environmental sector may result in delays in the processing of applications, mining permits and environmental licensing. This lack of experience with respect to mining projects may also result in variations in the interpretation of the law by different administrations of the mining law enforcement authority.

The authors consider this risk as moderate, as UEC has dealt with these issues in the past and has maintained consistent staff and local representation in these matters since the acquisition of the Project.

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3-10 July 2022

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	Physiography

The Project area lies within the Parana Basin of South America, which spans portions of Paraguay, Brazil and Argentina.

The Project is located approximately 200 km east and southeast of Asunción, the capital of Paraguay, as shown Figure 6-1. The vast majority of the property lies within an area of low relief, ranging from 5 m to 20 m. The elevation in the low-lying areas is in the order of 125 m above mean sea level. The geographic coordinates of the San Antonio area in Block 1, the central part of the property where the bulk of past exploration has been carried out is located at approximately 26°37’S and 56°20’W.

The area is covered with extensive lateritic and saprolitic material, and outcrops are rare. Vegetation consists predominantly of tall grass and fruit trees, typical of the pampas in Argentina and Paraguay. Overburden cover ranges from 5 m to 15 m.

The land in the southeastern part of Paraguay, and in particular the Yuty area, is used mainly for agriculture by local villagers.

4.2	Accessibility and Local Resources

Access to the Project area is by roads or by fixed-wing aircraft. The Project area is adjacent to Yuty, a town of approximately 3,000 people. Supplies and heavy equipment are brought to the community by trucks.

4.3	Climate

The climate in southeastern Paraguay is sub-tropical to temperate, with little difference in seasonal temperature. The mean temperature during the winter months (June to September, the “dry season”) is 20°C and ranges from 15°C to 30°C. The mean temperature during the summer months (December to March, the “rainy season”) is 30°C and ranges from 25°C to 35°C. The average annual precipitation ranges from 75 cm to 150 cm. Exploration in the Yuty area may be carried out throughout the year, although there may be heavy rains during the summer months, which affects transportation and exploration activities.

4.4	Infrastructure

Local infrastructure is available at Yuty and in nearby towns. Infrastructure at the site includes electrical power, a cell phone network, and road building equipment. Water, both industrial and potable, is drawn from wells.

5-11 July 2022

5.0	HISTORY

5.1	Prior Ownership

Exploration for uranium in Southeastern Paraguay was started in 1976 by Anschutz, after the Government of Paraguay and Anschutz signed a concession agreement in December 1975 (Anchutz Concession). This agreement allowed Anschutz to explore for “all minerals, excluding oil, gas and construction materials”. Previously, intermittent exploration had been carried out by international oil companies, with insignificant results. The region, however, is known for its limited mining activities and production of high-grade iron ore, mineral pigments, clays, limestone, sandstone, sand and gravel by Indigenous peoples.

In early 1976, a number of reports by Anschutz consultants A.F. Renfro, D.G. Bryant and G.E. Thomas covered the geology of eastern Paraguay, based on reconnaissance field trips made through the southern Precambrian area, the sedimentary section from north to south and the alkalic intrusions in the north-central part of a large concession. From field examinations of various rock types and airborne radiometric data, Renfro concluded that the Anschutz Concession contained areas with good potential for uranium mineralization (Pearson, 1981). The regional correlation of stratigraphic horizons favorable for uranium mineralization is shown in various figures of that report (Anschutz, 1981).

The initial uranium exploration by Anschutz in 1976 covered an exclusive exploration-exploitation concession covering some 162,700 km2, virtually the whole eastern half of Paraguay. This included geological mapping, water sampling, soil sampling and a broad reconnaissance Track Etch program, with stations spaced 10 km apart. The station spacing for the Track Etch survey was subsequently reduced to 5 km in the southern part of the Anschutz Concession. The reconnaissance program outlined large anomalous zones, and Anschutz concluded that the concession in Paraguay constituted a new uranium province in an area underlain by granitic rocks and sandstones (Dunlop, 1979).

The initial reconnaissance program by Anschutz was followed by a program of airborne radiometric and magnetic surveys, a detailed Track Etch survey with station spacing of 100 m to 200 m and geochemical stream sediment and soil sampling. Flight line spacing for the airborne radiometric survey was 5 km with a clearance of 100 m above the surface. Anschutz carried out exploration on behalf of a joint venture with Korea Electric Power Corporation and Taiwan Power Company.

In 2006, TPSA resumed exploratory activities in San Antonio, a district of the town of Yuty in the Department of Caazapa, Paraguay, by virtue of a prospecting permit granted by the MOPC that enabled the start of the mining exploration phase in May 2007 in four blocks (Blocks I, II, III and IV), encompassing a total of 787,401 acres.

In June 2008, with four mining blocks in the exploration phase, The Contract was approved by the Law, signed between the Government of the Republic and TPSA for the exploration and exploitation of metallic and non-metallic minerals, precious and semiprecious Gems.

In March 2012, UEC acquired Cue Resources Ltd. (CUE). At the time of the acquisition, the Project consisted of four blocks with a total area now reduced to 492,234 acres (199,200 hectares). Data from 323 drill holes totaling 33,491 m of core and rotary drilling was available and a NI 43-101 technical report was completed.

5-12 July 2022

5.2	Type, Amount, Quantity and Results of Work by Previous Owners

5.2.1	Previous Drilling

Anschutz and CUE have completed the following drilling programs on the Project.

●	drilling by Anschutz circa 1978 to 1983, 285 total drill holes, of which 264 drill holes have complete data,
●	drilling by CUE circa 2007 to 2010, 255 total drill holes, of which 251 drill holes have complete data, and
●	drilling completed in 2011, 36 total drill holes, of which 35 drill holes have complete data.

The Anschutz drill data was in the public record as a requirement of Paraguay. The original logs were scanned and digitized to create a digital database. No samples are available from the Anschutz drilling. The CUE drill data and samples were passed with the title of The Mining Exploration and Exploitation Concession. Drilling included rotary percussion and diamond core drilling.

5.2.2	Historical Mineral Resource Estimates

Historical mineral resources estimates were completed by:

●	Scott Wilson Roscoe Postle Associates Inc, dated May 15, 2008 (Scott Wilson (2008));
●	Healex Consulting Ltd, dated May 27, 2009 (Healex, 2009); and
●	BRS and ExplorMine Consultants, 2011 (BRS, 2011).

The 2011 mineral resource estimate used the same drill data and was restrained by a similar geologic model. The 2011 mineral resource estimate utilized geostatistical estimation methods as compared to the Grade x Thickness (GT) contour methodology used in the current estimate. Results were similar. The 2011 mineral resource estimate is shown below:

UEC considered the previous mineral resource estimate as historical. These historical mineral resource estimates were prepared before the implementation of the SEC’s S-K or Canada’s current NI 43-101 standards, and do not necessarily use the categories for mineral reserve and mineral resource reporting as defined by those standards. The reader should not rely on these historical reserve estimates, as they are superseded by the mineral resource estimate presented in Section 11.0 of this IA.

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5-13 July 2022

6.0	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT

6.1	Regional Geology

The Project area is situated within the Paraná Basin in Southeastern Paraguay (Figure 6.1). The property is located on the western end of the Paraná Basin, which also hosts the Figueira uranium deposit in Brazil. The area is underlain by Upper Permian to Carboniferous continental sedimentary rocks, and is known for uranium occurrences, such as the San Pedro, Santa Barbara, Yarati-í and San Antonio occurrences. Significant radiometric anomalies also occur in Precambrian igneous and metamorphic rocks, Cambrian limestone, Silurian sandstone and Cretaceous to Tertiary carbonatites and alkaline intrusive rocks.

The exploration methodology applied during past programs has been to determine the favorable host rocks of the UPC sequence and determine favorable areas of the host sandstone.

The stratigraphic sequence of the lithologies in the Project area has been divided into the Southern UPC rocks and Lower Permian-Carboniferous (LPC) rocks. The Southern UPC contains the sequence of rocks as follows:

●	Cabacua Formation: 200 m thick;
●	Tapyata Formation: 125 m thick;
●	Tacuary Formation: 280 m thick; and
●	San Miguel Formation: 20 m to 90 m thick.

The rocks of the UPC are sub-horizontal (dipping 1° to 5° to the east), and cover the western flank of the Paraná Basin. Data from reconnaissance drilling indicates that “the basin margin is cut by a series of west and northwest trending faults, with displacements ranging from a few metres to several hundred metres” (Blair, 2006a).

Continental sedimentary units of the Independencia Formation (of the UPC) are known to have high potential for uranium exploration in eastern Paraguay. Earlier work also suggests that the basal sandstone, a 20 m to 90 m thick unit known as the San Miguel Formation (within the Independencia Formation), is the best host for uranium mineralization in the Project area. Earlier work further suggests that the San Miguel Formation can be correlated with the Rio Benito Formation in the uranium-bearing Permian rocks near Figueira, in the Paraná Basin in Brazil. The source of the uranium is thought to be the Lower Permian-Carboniferous Coronel Oviedo Formation, which is correlated with the Itataré Formation underlying the Rio Benito Formation in Brazil. Occasional diabase sills and dikes intrude the sedimentary rocks, such as at the San Antonio area near the village of Yuty. Outcrops are rare, mostly along road cuts, and mapping is done by drilling.

The Lower Permian Coronel Oviedo Formation underlies the UPC rocks. “This glacial marine sequence of black shales, glacial sands and diamictites is generally characterized by high radioactive background” (Blair, 2006a).

Figure 6‑1:	Regional Geologic Setting of the Parana Basin

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6.2	Local Geology

Local sandstone units in descending stratigraphic order are:

●	Upper Sand Unit: Estimated to be approximately 50 m thick;
●	Alternating Sandstone and Shale Unit: Estimated to be approximately 150 m thick;
●	Massive Sand Unit: Estimated to be 60 m to 100 m thick;
●	Fine-grained Sand Unit: Estimated to be up to 15 m thick; and
●	Wavy Unit: Estimated to be up to 20 m thick.

The Massive Sand Unit, Fine-Grained Unit and the Wavy Unit are collectively referred to as the San Miguel Formation and are host to the uranium mineralization at the Project. At the Project, soils are typically 5 – 15 m thick. There is a diabase sill between the upper sand unit and the Massive Sand Unit. Within the Massive Sand Unit there is a distinctive marker shale that is typically above the mineralization. Refer to Figure 6.2.

6.2.1	Upper Sand Unit

The Upper Sand Unit is comprised essentially of massive, locally cross-bedded medium to fine-grained sandstone with some clay interbeds. Strong oxidation and distinctively low radiometric response are the characteristic features of this unit in the area (Anschutz, 1981).

6.2.2.	Alternating Sandstone and Shale Unit

This unit occurs more commonly in the northern UPC region. For the most part, it is comprised of thinly-laminated, fine-grained to silty layers of sandstone alternating with shale layers. In places, this sequence is interrupted “by a one-metre-thick sandstone layer which scours into the beds underlying them” (Anschutz, 1981). The sandstones exhibit graded bedding, with conglomeratic material at the base, and medium-grained sandstone to fine-grained sandstone at the top. Oolitic chert horizons are present in the lower part of the Alternating Sandstone and Shale Unit. During the site visit, sub-outcrops of this oolitic chert horizon were observed along the second field traverse. Scott Wilson, RPA is of the opinion that this may represent a marker horizon and may have acted as a resistive unit during the mineralizing process of the underlying San Miguel Formation.

The depositional environment of the Alternating Sandstone and Shale Unit is interpreted as mainly fluvial to shallow marine, for the oolitic zone. It is uncertain if the cherty nature of the oolitic zone is a primary (sedimentary) or secondary (diagenetic alteration) feature. No significant radiometric anomalies are reported to be present within the Alternating Sandstone and Shale Unit (Anschutz, 1981).

6.2.3	Massive Sand Unit

The Massive Sand Unit is characterized by generally massive, occasionally cross-bedded, coarse to medium-grained, rounded, poorly sorted, friable and sub-arkosic sandstone, and is interpreted to represent a beach facies (Anschutz, 1981).

In the western part of the Project area, the massive Sand Unit is intensively oxidized. In the east, it exhibits a reducing environment “with abundant pyrite and moderate to abundant amounts of carbonaceous material. These reduced sands within the Massive Sand Unit contain several gamma anomalies and/or weakly mineralized horizons throughout the unit” (Anschutz, 1981).

6.2.4	Fine-Grained Sand Unit

“The Fine-grained Sand Unit represents a regressive depositional change from a shallow marine to a beach environment” (Anschutz, 1981). Only minor radiometric anomalies are reported from this unit.

6.2.5	Wavy Unit

This unit overlies the black shale unit of the LPC. It contains fine to very fine-grained sandstone interlayered with siltstones and shales. “Wavy, flaser, lenticular and bioturbated structures are present. A few ±20 cm thick, indurated fine-grained sandstone stringers within the unit show strong radiometric anomalies” (Anschutz, 1981).

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Figure 6‑2:	Yuty Type Log

Yuty SA1211
Yuty Naming Convention
Soil
Alternating Sandstone Unit
Massive Sand Unit
Marker Shale
Massive Sand Unit
Fine Grained Sand Unit
Wavy Sand Unit
Lower Permian Carboniferous
Tacuary Formation
Upper Permian-Carboniferous
Diabase
San Miguel Formation
Upper Permian-Carboniferous
Coronel Oveido Formation

6.3	Property Geology

6.3.1	Deposit Type

Uranium mineralization hosted by the basal San Miguel Formation of the UPC is interpreted to represent a variety of the roll front-type mineralization by the early workers of Anschutz. Sandstone-type deposits are characteristically sedimentary formations of clastic-detrital origin, containing reducing environments. These deposits are usually tabular in shape and may occur in continental sandstones, deltaic or shallow marine environments. Typically, roll front-type uranium deposits have, in the direction of the flow of mineralizing solutions, a barren (oxidized) interior zone surrounded by a (reduced) mineralized zone. Between the barren zone and the mineralized zone is an altered zone. The overall shape of the roll front is like a crescent with extended tails at each end, which also outlines the barren interior zone, and uranium is deposited at the interface between the oxidized zone and the reduced zone. Ground water flow direction is usually a good guide in detecting roll front-type deposits in sandstones. Figure 6.3 shows the Project drill hole locations and cross-sections shown on Figures 6.4 and 6.5.

The style of mineralization within the sandstones at the Project includes some characteristics of the roll front-type mineralization, as in the Powder River Basin of Wyoming in the United States. It is likely that the style of mineralization is a variety of the roll front-type uranium mineralization (Wilson, 2008).

6.3.2	Mineralization

Uranium mineralization within the San Miguel Formation is stratabound and possibly syngenetic or diagenetic in origin. Recent interpretation of exploration data suggests that areas of limonite and hematite alteration within the grey-green, fine-grained sandstones in the San Antonio area have some characteristics similar to the alteration assemblages present at roll front-type uranium deposits of the Powder River Basin, Wyoming, USA.

Uranium mineralization within the UPC rocks is present in other parts of the Paraná Basin, such as at Figueira, Brazil, as noted above. In a 1982 publication, S. Saad proposed a model of mineralization for Figueira-type mineralization. This model suggests that the uranium mineralization is predominantly of epigenetic type, and consists of five phases covering the source, sedimentation, precipitation, remobilization and enrichment of uranium along the more permeable coarser fluvio‐deltaic channel sediments

Past exploration has identified pitchblende or coffinite (or both) as the uranium minerals that are likely to occur in the Project area. Honea (1981) examined three sandstone samples in a polished section under the scanning electron microscope (SEM). He reported that “pyrite is confirmed as the sulphide mineral phase present both alone and with clays as partial to complete filling of interstices between clasts… and occurs as relatively well formed cubic crystals, as anhedral aggregates… grain size varies from less than one micron to almost one millimetre” (Honea, 1981). Honea further reported that the “uranium-bearing phase(s) could not be isolated even at high magnification but is shown by composition spectra to be present with clay and pyrite in the interstitial fillings. Available data indicate a reduced black opaque mineral (very probably either pitchblende or coffinite – or both) scattered as sub-microscopic particles” (Honea, 1981).

6-19 July 2022

Figure 6‑3:	Cross-Section Index Map

Drill Hole Detail Area (1"=100m)
REVISION DATE: 6/9/22
CAD FILENAME:
DWG. NUMBER: FIGURE 1.1
UEC
YUTY
PARAGUAY
DRILL HOLE DETAIL MAP
SCALE: 1"=300m
DATE: 6/9/22
DRAWN BY: JCS
BRS

6-20 July 2022

Figure 6‑4:	Cross-Section A-A’

A
A'
SA1212
SA1233
SA1209
SA1234
SA1224
SA1237
SA1184
371T-72
SA1033
SA1002
371T-57
10 m
LEGEND
DIABASE
MASSIVE SAND UNIT
FINE GRAINED SAND UNIT
WAVY SS
LOWER PERMIAN CARBONIFEROUS
SCALE:
VERTICAL - 1"= 50m
CROSS SECTION A-A'
SCALE: 1"=50m
DRAWN BY: JCS
DATE: 6/10/22
UEC
YUTY
PARAGUAY
REVISION DATE: 6/10/22
CAD FILENAME:
DWG. NUMBER: FIGURE 1.1

6-21 July 2022

Figure 6‑5:	Cross-Section B-B’

B
B'
SA1101
SA1019
SA1016
SA1126
371T156
SA1089
SA1118
SA1110
SA1075
SA1109
371T-72
SA1065
SA1009
SA1049
SA1059
10 m
LEGEND
DIABASE
MASSIVE SAND UNIT
FINE GRAINED SAND UNIT
WAVY SS
LOWER PERMIAN CARBONIFEROUS
SCALE:
VERTICAL - 1" = 60m
UEC
REVISION DATE: 6/14/22
CAD FILENAME:
DWG. NUMBER: FIGURE
UEC
YUTY
PARAGUAY
CROSS SECTION B-B'
SCALE: 1"=60m
DATE: 6/14/22
DRAWN BY: JCS
BRS

6-22 July 2022

7.0	EXPLORATION

7.1	Exploration

Since acquiring the Project, UEC performed no exploration on the property and has relied entirely on legacy data for the updated mineral resource estimates and project planning.

7.1.1	Previous Exploration

During the exploration programs by Anschutz, airborne radiometric surveys, regional geological mapping and geochemical sampling were the main exploration tools for uranium exploration in the southeastern part of Paraguay. This was followed-up by core and rotary drilling, in two phases. The initial phase was to drill wide-spaced reconnaissance diamond drill holes along fences spaced approximately 16 km apart. The objective of this initial phase was to obtain stratigraphic information across an inferred host trend. The second phase was to drill rotary holes, spaced approximately 0.5 km apart, within—as well as in between—the fences of the reconnaissance holes to establish and outline target areas. All drill holes were logged and probed by gamma, neutron and resistivity surveys. From 1978 to 1983, Anschutz completed more than 75,000 m of drilling.

Of a total of 266 drill holes reported by Anschutz to have been drilled in the San Antonio area, data from 257 holes are available to CUE, and are incorporated in Scott Wilson (2008) and this IA. Figure 7.1 shows the locations of drill holes.

7.1.2	QP’s Interpretation of the Exploration Information

The QP considers the exploration completed to date on the Project to be consistent with industry standards and adequate to support mineral resource estimation.

7.2	Drilling On Property

7.2.1	Overview

UEC's database includes:

●	drilling by Anschutz circa 1978 to 1983, 285 total drill holes, of which 264 drill holes have complete data;

●	drilling by CUE circa 2007 to 2010, 255 total drill holes, of which 251 drill holes have complete data; and

●	drilling completed in 2011, 36 total drill holes, of which 35 drill holes have complete data.

The Anschutz drill data was in the public record as a requirement of Paraguay. The original logs were scanned and digitized to create a digital database. No samples are available from the Anshutz drilling. The CUE drill data and samples were passed with the title of the Mining Exploration and Exploitation Concession.

UEC has drilled no exploration holes.

Drilling included rotary percussion and diamond core drilling.

7-23 July 2022

7.2.2	Drill Holes Excluded from Mineral Resource Estimation

Drill holes that were reasonably known to exist but for which no geological or geophysical data were discovered were excluded from mineral resource estimation.

Questionable drill hole data that could not be verified were not used in the resource estimation. Assignment of a value of zero (equivalent to designation as a barren point) would not be appropriate because it could be misleading.

7.2.3	Drill Data Used in the Current Mineral Resource Estimation

The current drill hole database within the limits of the mineral resource model consists of 543 drill holes. These drill holes contained 963 unique intercepts, which were categorized in the following manner:

●	454 Massive Sand Unit intercepts, of which 40 were below 0.03 %m (0.1 %ft) GT cutoff;

●	311 Fine-Grained/Wavy Sand Units intercepts, of which 107 were below 0.03 %m GT cutoff;

●	125 intercepts with trace mineralization;

●	60 barren drill holes; and

●	13 drill holes were excluded due to missing and/or incomplete data.

The uranium quantities and grades are reported as equivalent U3O8 (eU3O8), as measured by downhole gamma logging.

7.2.4	QP’s Interpretation of the Exploration Information

The QP considers the exploration completed to date on the Project to be consistent with industry standards and adequate to support mineral resource estimation.

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7-24 July 2022

Figure 7-1:	Drill Hole Location Map

DRILL HOLES
UPC OUTCROP
REDOX BOUNDARY
NORTH BLOCK (BLOCK 4)
BLOCK 2
DRILL HOLES
UPC OUTCROP
BLOCK 1
SOUTH BLOCK (BLOCK 3)
LEGEND
MINERAL CONCESSION
MAJOR FAULT LINE
UPC OUTCROP
REDOX BOUNDARY DEFINED BY DRILLING
REDOX BOUNDARY PROJECTED
EXISTING DRILL HOLE
ROADS
NOTE:
ANOMALY TREND LINES AND REGIONAL FAULT ZONE LOCATIONS OBTAINED FROM CARBORN SPECTROMETRIC SURVEY AT THE UEC OVIEDO CONCESSION BLOCK, PARAGUAY, DATED OCTOBER 12, 2011 BY DR. BERNIE D. SCHMELING.
FAULT LOCATIONS OBTAINED FROM STRUCTURAL INTERPRETATION OF LANDSAT ETM+ FOR THE OVIEDO PROJECT AREA, SOUTHEASTERN PARAGUAY, DATED NOVEMBER 2011 BY MURPHY GEOLOGICAL SERVICES.
Kilometers
BRS ENGINEERING
DRILL HOLE LOCATION MAP
SCALE: 1:300,000
DRAWN BY: JCS
DATE: 6/8/22
UEC
YUTY
PARAGUAY
REVISION DATE: 6/8/22
CAD FILENAME:
DWG. NUMBER: FIGURE 7.2
UEC

8-25 July 2022

7.2.5	Drill Hole Logging Procedure

Standard operating procedure for logging of drill core and/or rotary cutting samples includes recording all down-hole data, including radiometric values and subsequently assay values, when they become available. All information is recorded on previously prepared logging forms, including:

●	Lithologic contacts
●	Descriptive geology
●	Intensity of various alteration types
●	Structural features, bedding orientation, fracture and brecciated zones
●	Core angles
●	Core diameter
●	Percent core recovery record
●	Calculation of Rock Quality Designation (RQD) values
●	Measurement of rock density
●	Maintaining a photographic record of the core with a digital camera. Photographs are taken of all exploration drill core and key information is summarized in a digital database.
●	Relative increase or decrease in the amount of limonitic, hematitic, chloritic and/or pyrolusite (MnO2) alteration.
●	Carbonate alteration: Calcite generally occurs as vertical veinlets within the overlying diabase as well as the host sandstones.
●	Pyrite alteration: Pyrite and marcasite veins occur in the diabase as well as in the sandstones.

7.2.6	Recovery

Core recovery as observed by the author during drilling in 2010 was in excess of 90%.

7.2.7	Collar Surveys

The collar locations of all drill holes are surveyed and marked in the field. A Global Positioning System instrument is used to mark the collar locations of both old Anschutz drill holes and CUE drill holes. This survey was carried out by a qualified third-party surveyor from Búscore Consulting Ltd. in Ecuador.

7.2.8	Downhole Surveys

Down-hole surveying was not done. The formation is flat lying, so there would be no preferential direction of downhole drift due to the formation. It is the author’s opinion that the downhole drift would be a function of the setup of the drilling equipment. The maximum depth drilled 150 m. If the drilling equipment was set slightly off vertical, say 1° to 2°, the downhole drift at 150 m would be in the range of 2.6 to 5.3 m and the difference between true thickness and apparent thickness would be less than 1/100th of a metre per 10 m. It is the author’s opinion that this variance would not materially affect the mineral resource estimation herein.

8-26 July 2022

7.2.9	Radiometric Logging

Post-2000 drilling:

A Mount Sopris Instrument (MGX II model and Matrix digital logger S/N 0713) was used for this purpose. The logging unit is equipped with one Poly Gamma Probe, type 2PGA-1000, S/N 3842 that can record in one run the gamma ray intensity (Gamma) in counts per second (CPS), or in another run simultaneously the electrical self-potential field and the so-called single point electrical resistance. The cable winch unit carries a cable length of 500 m, and the Matrix logger carries a cable length of 1,000 m. The logging unit provides a continuous digital record of CPS by depth in specified increments (0.1m).

The logging unit is portable, and was shipped to the manufacturer in the United States for calibration at the standard Department of Energy (DOE) facility in Grand Junction, Colorado. This calibration provided the dead time and K factor used in the conversion of natural gamma CPS recorded by the instrument to equivalent grade eU3O8. Downhole gamma readings were recorded in 0.1m increments. The CPS was corrected for dead time for each 0.1m interval and converted to eU3O8 by multiplying the corrected CPS by two times the K factor.

An onsite drill hole was cased at the surface, such that it could be preserved. This hole was geophysically logged prior to, periodically during, and after each drilling campaign, and compared to previous results to ensure that the instrument remained calibrated.

Pre-2000 drilling:

The pre-2000 drill logs (Anschutz drill data) were in the public record as a requirement of Paraguay. The original logs were scanned and digitized to create a digital database comparable to the post-2000 drill logs and the same conversion procedures were followed. The pre-2000 drill logs included radiometric calibration factors, dead time and K factor.

7.2.10	QP Statements Concerning Radiometric Drill Data

The author considers the drilling and downhole logging procedures employed during the past drilling programs and the data derived from those programs to be reliable for the purposes of this IA.

7.3	Hydrogeology

Hydrologic testing of the San Miguel Formation (host formation) at the San Antonio project was completed through a pumping test performed by Hydro Engineering, LLC in 2011 (Hydro). Hydro’s final report titled “Aquifer Properties and Estimated Recovery and Injection Rates for the Yuty Uranium Project”, April, 2011, is included in the references.

The report concludes that transmissivities range from 2.3 to 6.7 m2/day and averaged 3.7 m2/day. The storage coefficient ranged from 9.9 E-5 to 6.0 E-4 and averaged 2.0 E-4. The aquifer properties for the San Miguel aquifer at the Project are very similar to two of the Powder River Basin ISR projects in Wyoming. One of these two sites has been commercially mined by ISR, while the other has been extensively tested for ISR recovery. This indicates that the Project mineral deposit may be suitable for ISR recovery based on the aquifer properties observed during this testing. (Hydro, 2011).

8-27 July 2022

7.4	Geotechnical Testing

Geotechnical testing has been limited. The RQD values were recorded from all core holes. RQD values were generally above 75%, which indicates good rock strength. The author observed coring in 2010 and calculated RQD values in excess of 90% and concludes the host formation sandstone are very competent.

Rock strength is not a critical factor for in-situ mining. If conventional mining were employed, the rock strength would be critical for the design of highwalls and/or roof support for convention open pit or underground mining, respectively.

The diabase was not cored, but is quarried in the area for road base. If conventional open pit mining were considered, blasting will be required.

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8-28 July 2022

8.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

8.1	Sampling Methods

Conventional rotary holes were not sampled. Grade was determined by calibrated downhole gamma detection probes.

The sampling procedures when a core drilling program is conducted for the purpose of sample analysis are as follows:

●

Drill core is brought by authorized exploration personnel one or more times per shift from the drill rig directly to a drill logging and sampling area within the Project. Within 48 hours, the material core intervals (e.g., potentially mineralized intervals) are photographed, logged and sampled and the samples are shipped directly to the sample preparation laboratory. The method of delivery is by air freight.

●

Sampling of drill core is done at half-metre intervals. Samples are handled only by Búscore or Seminsa contract geologists and are sent to SGS Sample Preparation Laboratory (SGS), in San Juan, Argentina, where sample preparation is carried out. Thereafter, samples are sent to Energy Labs in Casper, Wyoming (Energy Labs), a certified lab, for uranium assays by both chemical and the Closed Can method.

●

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures for validation against the original sample site. The second half of the split core is stored at the Project site as a control sample, available for review and resampling if required.

●

Blanks and standards are inserted after every ten samples. Two types of standards are used. These were acquired from the Saskatchewan Research Council laboratory, and the blanks are collected from diabase sill overlying the mineralized units at the Project with expected nil uranium values.

8.2	Analysis

Chemical analysis on drill core is carried out only on selected samples. The purpose of these analyses is to compare the equivalent uranium grades obtained by down-hole probing the holes with the chemicals and to determine the disequilibrium in the uranium grades, if any.

8.3	Security

The drill core not utilized for analysis is stored in a secured area near the town of Yuty, and samples are handled only by Búscore or Seminsa contract geologists, as noted above. The core is stored in a covered area inside the exploration camp compound and secured with fencing.

8.4	Density Determinations

Previous reports (Healex, 2009) state that the average density measurements of 80 representative core samples ranged from 2.35 g/cm3 to 2.61 g/cm3 and averaged 2.43 g/cm3.

8-29 July 2022

The author was not able to verify this data, as the samples were not preserved. However, the author has direct conventional mining experience in sandstone-hosted uranium in the western United States and has observed that rock density in host sandstones typically range from 2 gm/cm3 (16 ft3/ton) in Tertiary sandstone hosts, common to Wyoming, to 2.25 gm/cm3 (14.5 ft3/ton) in more lithified Cretaceous sandstones, common to the Colorado Plateau. It is the author’s opinion that the average density of 2.43 g/cm3 (13ft3/ton) applied to mineral resource calculations herein is considered appropriate, given the age and degree of lithification of the sandstone host. It is recommended that additional density sampling be conducted.

8.5	Downhole Geophysical Logging

As discussed in Section 7, geophysical logging was routinely conducted for every drill hole completed on the Project by all operators. Natural gamma logs provide an indirect measurement or radiometric equivalent measurement of uranium content by logging gamma radiation in CPS at one-tenth ft intervals. CPS are then converted to eU308.

Conversion of the downhole CPS to equivalent uranium content expressed as %eU3O8 followed industry-standard procedures, as described in Section 7 of this IA.

8.5.1	Disequilibrium

The great majority of the data available for estimation of mineral resources is radiometric equivalent data from geophysical logging data. Radiometric equilibrium conditions may affect the grade and spatial location of uranium in the mineralization. Generally, an equilibrium ratio (Chemical U3O8 [c] to Radiometric eU3O8 [e]) is assumed to be 1 (i.e., equilibrium is assumed). Equilibrium occurs when the relationship of uranium with its naturally occurring radioactive daughter products is in balance. Oxygenated groundwater moving through a deposit can disperse uranium down the groundwater gradient, leaving most of the daughter products in place. The dispersed uranium will be in a favorable state of disequilibrium (c/e = greater than 1) and the depleted area will be in an unfavorable state (c/e = less than 1). The effect of disequilibrium can vary within a deposit and has been shown to be variable from the oxidized to the reduced side of the roll fronts.

The author reviewed the previous Technical Reports (Wilson, 2008 and Healex, 2009), and the available data with respect to chemical assay data as compared to radiometric equivalent assay data and notes that the results of over 260 samples tested for both equivalent (Closed Can) %eU3O8 and chemical %U3O8 showed a slightly higher average grade with respect to chemical assays as compared to equivalent assays.

Core data was available from 12 core holes or approximately 4% of the total drilling. The author reviewed this data and compared the radiometric equivalent data to chemical assay data based on the sum GT of mineralization greater than 0.02 %eU3O8. This comparison showed chemical enrichment on the order of 20%, or a positive disequilibrium factor of 1.2, as shown on Figure 8.1. However, based on the limited data, no adjustment in the equivalent uranium grades is recommended by the author as a conservative measure.

8-30 July 2022

Figure 8‑1:	Comparison of Radiometric and Chemical Data

8.6	Quality Assurance and Quality Control

For core samples, sample preparation procedures at the SGS sample preparation laboratory in San Juan, Argentina, and the chemical and Closed Can assays were performed at Energy Labs (Scott Wilson (2008).

8.6.1	Downhole Probe QC

The logging unit used in post-2000 drilling program is portable and was shipped to the manufacturer in the United States for calibration at the standard DOE facility in Grand Junction, Colorado. This calibration provided the dead time and K factor used in the conversion of natural gamma CPS recorded by the instrument to equivalent grade eU3O8.

An onsite drill hole was cased at the surface, such that it could be preserved. This hole was geophysically logged prior to, periodically during, and after each drilling campaign, and compared to previous results to ensure that the instrument remained calibrated.

The pre-2000 drill logs (Anschutz drill data) was in the public record as a requirement of Paraguay. The original logs were scanned and digitized to create a digital database comparable to the post-2000 drill logs and the same conversion procedures were followed. The pre-2000 drill logs included radiometric calibration factors, dead time and K factor.

8.7	Database

Previous reports (Wilson, 2008) and Healex, 2009) relied on a database consisting of summed interval of mineralization or intercepts develop for both the pre- and post-2000 drill data. Although it was recognized that mineralization occurred in at least two stratigraphic units, mineral resource estimates were generally two-dimensional by total drill hole GT. For the 2011 mineral resource estimate, which was completed by geostatistical methods, the original data in the form of natural gamma measurements downhole by 0.1m increments was converted to uranium equivalent %eU3O8, as previously discussed in Section 7.

8-31 July 2022

The database was developed under the direct supervision of the author and was vetted during the mineral geostatistical resource estimation process. Some discrepancies in hole location were noted, primarily with respect to ground elevation and, where appropriate, collar elevations were corrected to modern digital elevation models.

For this IA, which employs a GT contour method of mineral resource estimation, the 0.1m intervals from each were composited by geologic horizon. Mineral resource estimates were then completed by GT contouring of the Massive Sand Unit and the combined lower Fine-Grained Sand Unit and Wavy Unit.

8.8	QP’s Opinion on Sample Preparation, Security and Analytical Procedures

In the opinion of the QP:

●	sample collection, preparation, analysis and security for drill programs are in line with industry-standard methods for similar uranium projects;

●	drill programs, including downhole gamma and calibration procedures, are in line with uranium industry-standard operating procedures considering the remoteness of the Project; and

●

digital database construction and security are adequate. The physical database is properly organized and secure, although the author notes that the drill cores are not stored in a manner that precludes oxidization, and thus their value for metallurgical testing is limited.

The QP is of the opinion that the quality of the uranium analytical data is sufficiently reliable to support mineral resource estimation without limitations on mineral resource confidence categories.

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8-32 July 2022

9.0	DATA VERIFICATION

9.1	Drill Data

As previously discussed, industry-standard methods were utilized at the time of data collection. Geophysical logs for historic drill holes were analyzed and evaluated for completeness and sufficiently quality checked in the process of developing the drill hole database for the resource modeling. Original geophysical logs for pre-2000 drilling were publicly available and were scanned and digitized. Downhole gamma measurements were converted to gamma equivalent values in %eU3O8 using standard methods. Post-2000 geophysical logs and drill data was provided in digital format and converted to gamma equivalent values using the same method as applied to the pre-2000 data.

Spatial locations and elevation of drill holes were available from multiple surveys. This data was reconciled where possible. Some discrepancies existed in elevations and, for these drill holes, the collar elevations were corrected to modern digital elevation models.

9.2	Calibration of Doan-Hole Geophysical Instruments

For the drilling program initiated in 2007, prior to calculating the %eU3O8 content of the mineralized intersections encountered in the recent drilling, CUE calibrated the down-hole probe by frequent testing of an Anschutz hole with known mineralization. Only after repeat results gave reliable values was the probe used to calculate %eU3O8 values for the new holes (Wilson, 2008). Subsequently, during the 2011 drilling program, the on-site calibration procedures were followed, and at the end of the program the geophysical logging equipment was shipped to the US for calibration at the standard calibration facility administered by the DOE in Grand Junction, Colorado. The calibration was supervised by the manufacturer of the equipment, Mt. Sorpis of Delta, Colorado. Only slight variations were observed in the calibration factors (BRS et al, 2011).

9.3	Check Assays

For the 2007 drilling program by CUE, check assays and QA/QC procedures were followed both at the Project site as well as at SGS sample preparation laboratory and Energy Labs. These included the insertion of standards and blanks by Seminsa staff, as well as by SGS staff. In addition, Energy Labs conducts its own internal check program. Details of this work have been previously reported by Scott Wilson, (2008). These results are consistent with a properly functioning laboratory and are deemed acceptable (Healex, 2009).

9.4	Confirmation Drilling

In 2007, CUE completed 13 drill holes close to the Anschutz holes in an area 100 m by 100 m in the Project. The purpose of this initial program was to compare the new drill hole results with the Anschutz data and to determine if they are part of the same statistical population. Results indicate both datasets are similar (Wilson, 2008).

In 2010, the drilling program was not specifically designed to verify historical drilling. However, the drill results were compared to the GT contour mineral resource model developed in 2009 (Healex, 2009), and were found to be comparable with respect to grade and thickness of mineralization.

9-33 July 2022

9.5	QP’s Opinion on Data Adequacy

The historic and more recent exploration data and the overall data adequacy is deemed to be reasonably sufficient by the QP for applying QA/QC techniques and verifying the legitimacy of the data incorporated into this IA.

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9-34 July 2022

10.0	MINERAL PROCESSING AND METALLURGICAL TESTING

10.1	Introduction

Preliminary laboratory scale metallurgical testing programs have been completed for the Project. No definitive bench or pilot study has been completed. A summary of the testing follows.

Hazen Research, Inc. (Hazen): On April 29, 2008, Hazen reported the results of a limited amount of laboratory work. Hazen tested only four samples out of a total of 29 available and obtained poor results, despite maintaining satisfactory chemistry during the tests. Leaching with sulfuric acid and sodium chlorate at pH 1.0-1.2 and 450-500 mv Eh dissolved only 30-32 percent of the uranium in 72-96 hours. Acid consumption was 80 lb/ton. Alkaline-agitated leaching at pH 7.5-8.5 only dissolved 8-9 percent of the uranium in 96-168 hours. Control of pH was affected with carbon dioxide. Mineralogical characterization of the heads and leached residues disclosed various potentially refractory U-Ti and U-Zr species, with uranium silicates contributing most or all of the readily oxidized and dissolved uranium.

J. E. Litz & Associates (John Litz): On September 29, 2008, John Litz summarized a single test on a composite made up of different samples from those tested by Hazen. This test was a column simulation of ISR with minus 0.375-inch fragments of core. A lixiviant containing sodium chlorate and ferric sulfate with sulfuric acid addition to pH 1.4-2.05 was contacted with the sample for 75 days and a total of 35 bed volumes of solution. Free acid was not monitored and adjusted properly, so pH was allowed to drift above 2.0 during the middle of the series, and kinetics slowed until the deficiency was corrected. Nonetheless, uranium extraction reached 86 percent after 75 days and was still increasing gradually. The acid consumption was 112 lb/ton.

Resource Development Inc. (RDI): During December 2016 through March 2017, RDI conducted a variety of acidic and alkaline leach tests. There were eight agitated leach tests on pulverized (minus 150-mesh) samples with sulfuric acid but without an oxidant and reported uranium extractions that ranged from 47.0 to 64.7 percent in 24 hours. The sample with the lowest extraction was re-run with hydrogen peroxide as the oxidant, and the uranium extraction was 59.4 percent after 24 hours, increasing to 67.0 percent after 96 hours. These samples were composed of rejects from selected archived core intervals.

A master composite intended to be representative of the entire resource was then made up of core rejects. Included in the composite were core fragments from Holes SA 1074 and 1076 that duplicated the intervals tested by Hazen. Bottle roll leaching tests on coarser material with fresh lixiviant were completed at the beginning of each stage. The alkaline test only achieved 30.0 percent uranium extraction after six stages, but the acidic test yielded 92.0 percent uranium extraction. Leach test on minus 60-mesh materials were run under both acidic and alkaline conditions with sodium peroxide as the oxidant and in six 16-hour stages with fresh lixiviant at the beginning of each stage. The alkaline test only achieved 30.0 percent uranium extraction after six stages, but the acidic test yielded 92.0 percent uranium extraction.

10-35 July 2022

Additional metallurgical testing on representative samples under a variety of leach conditions and parameters is recommended, including but not limited to:

●	alkaline leaching in an agitated container;

●	alkaline leaching under simulated ISR conditions;

●	optimization of agitated acid leaching parameters; and

●	column simulation of acidic ISR leaching.

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10-36 July 2022

11.0	MINERAL RESOURCE ESTIMATES

11.1	Introduction

The Project is located approximately 200 km (124 miles) south of Asunción, Paraguay. The Project is located adjacent to Yuty, Paraguay with the central part of the Project located at approximately 26 37’S and 56 20’W. The estimate of mineral resources is for the San Antonio area, where the majority of the exploration has been carried out.

11.2	Mineral Resource Summary

The mineral resource calculations presented herein have been completed in accordance with CIM Standards and NI 43-101 and SK-1300 guidance and definitions. Based on the drilling density, the apparent continuity of the mineralization along trends, geologic correlation and modeling of the deposit, the mineralization herein meets CIM criteria as an Indicated Mineral Resource. The Indicated Mineral Resource estimate at a 0.02 %eU3O8 grade cutoff and variable GT cutoffs of 0.1 and 0.2 %ft GT (0.030 and 0.061 %m GT) is provided in Table 11-1, to illustrate the sensitivity of GT cutoff on the estimate. Although each GT cutoff scenario has reasonable prospects of economic extraction, the 0.1 %ft GT (0.061 %m GT) cutoff for the Indicated Mineral Resource is recommended by the authors, based on reasonable prospects for economic extraction, as subsequently discussed in Section 11.5.

In addition to the above Indicated Mineral Resource, Inferred Mineral Resources may be projected, primarily as extensions of the Indicated Mineral Resource, along the geologic trends of the mineralization. By CIM definition, Inferred Mineral Resources are the part of a Mineral Resource for which quantity and grade or quality can be calculated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. Based on the drill density, the apparent continuity of the mineralization along trends, geologic correlation and modeling of the deposit, the following Mineral Resource calculation meets CIM criteria as an Inferred Mineral Resource. The quantity of Inferred Mineral Resource is projected at a 0.02 %eU3O8 grade cutoff and estimated at 0.1 and 0.2 ft% GT cutoffs using the sensitivity analyses of the indicated portions of the resource. A summary of total Inferred Mineral Resource is provided in Table 11-2. The authors expect that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with additional drilling. However, it is not certain that additional exploration will result in discovery of an economic mineral resource on the Project property and/or demonstrate the continuity of mineralization within the areas of inferred mineral resources necessary for these areas to be classified as indicated mineral resources.

Mineral resources were calculated by stratigraphic horizon referred in this IA as units, based on geologic interpretation and correlation. These resources are reported at various cutoff grades for Indicated Mineral Resources, to illustrate the effect of varying cutoffs on the mineral resource. The preferred cutoff of 0.1 %ft GT is shaded in each table. The Indicated and Inferred Mineral Resource quantities for the Project are presented in Table 11-1 and Table 11-2.

Figures 11-1 through 11-4 show the GT and thickness models for the Massive Sand Unit and the Fine-Grained and Wavy Unit, respectively.

11-37 July 2022

Table 11‑1:         Total Indicated Mineral Resources at Varied GT Cutoffs

Unit	Tons (millions)	Weighted Average Thickness (ft)	Weighted Average Grade (%U3O8)	Pounds U3O8 (millions)
Massive Sand Unit
0.1 ft% GT	7.233	10.2	0.048	6.969
0.2 ft% GT	6.666	13.5	0.048	6.384
Fine-Grained and Wavy Sand Units
0.1 ft% GT	1.842	3.5	0.054	1.994
0.2 ft% GT	1.264	7.4	0.043	1.083
Total Indicated Mineral Resource
0.1 ft% GT	9.074	7.3	0.049	8.962
0.2 ft% GT	7.930	11.9	0.047	7.467

Notes:

1. SEC S-K definitions were followed for all Mineral Resource categories.

2. Mineral Resources are estimated using a long-term uranium price of $65 per pound.

3. Numbers may not add up to the finalized amount due to rounding.

Table 11‑2:         Total Inferred Mineral Resources at Varied GT Cutoffs

Unit	Tons (millions)	Weighted Average Thickness (ft)	Weighted Average Grade (%U3O8)	Pounds U3O8 (millions)
Massive Sand Unit
0.1 ft% GT	1.690	14.5	0.045	1.528
0.2 ft% GT	1.549	14.5	0.045	1.400
Fine-Grained and Wavy Sand Units
0.1 ft% GT	1.043	6.8	0.032	0.675
0.2 ft% GT	0.567	6.8	0.032	0.367
Total Inferred Mineral Resource
0.1 ft% GT	2.733	10.1	0.040	2.203
0.2 ft% GT	2.115	11.1	0.042	1.767

Notes:

1. SEC S-K definitions were followed for all Mineral Resource categories.

2. Mineral Resources are estimated using a long-term uranium price of $65 per pound.

3. Numbers may not add up to the finalized amount due to rounding.

11.3	Resource Estimation Methods

GT estimation is a commonly used mineral resource estimation method in sandstone-hosted uranium deposits in Wyoming, Colorado, New Mexico, Arizona, and Utah. It has proven to be reasonably easy to apply and provides acceptable estimates of uranium mineral resources.

The mineral resource estimation was completed using both geologic models and GT contour modeling methods. Both of these methods are outlined in the following subsections.

11-38 July 2022

11.3.1	Geological Models

Geologic interpretation of the mineralized host sands was used, along with the intercepts that met the minimum cutoff GT, to develop a geologic framework or model within which to quantify the mineral resources at the Project. Each intercept was evaluated based on its geophysical log expression and location relative to adjacent intercepts. When possible, a combination of geophysical logs, geologist drill hole logs and drill hole summary and reports were used to correlate and project intercepts between drill holes. The mineralized envelope was created by using the top and bottom of each intercept that was within the geologic host sands. The intercepts that were used to make this envelope were then used in the resource model via the GT contour method.

Drill spacing within the Project is not uniform. Drill spacing at the Project was completed on approximately 50 to 100 m (164 to 328 ft) centers. Higher density drill spacing averaging 15 m (49 ft) was used in portions of the nose of the roll front. Drilling depths averaged 119 m (390 ft) within the Project. This included an average of 118 m (387 ft) in the Main Zone, 82 m (269 ft) in the Northwest Extension and 138 m (453 ft) in the Southwest Extension.

The current geologic and resource model reflects two major mineralized sand units over the stratigraphic thickness of approximately 50 m (164 ft) of the San Miguel Formation. The San Miguel Formation is sub-divided into three sand units: the Massive Sand Unit; the Fine-Grained Sand Unit; and the Wavy Sand Unit. The Massive Sand Unit is typically interbedded with a marker shale below which prolific mineralization of the Massive Sand Unit is located. Mineralization to a lesser degree also occurs in the Fine-Grained Sand Unit and Wavy Sand Unit, which were combined into a single zone for the purpose of geologic modeling. Mineralization was constrained below the Wavy Sand Unit by the Coronel Oveido Formation or the UPC/LPC contact.

Once the data was separated by zone, an initial radius of influence of 50 m (164 ft) was applied to each drill hole to establish an initial geologic limit to the projection of mineralization. Refinement of the geologic limit and projection of mineralization along trend was then based on specific correlation and interpretation of geophysical logs on a hole-by-hole basis. The 50 m (164 ft) radius was determined by the average drill spacing found in the Main Zone. Mineralization is clearly anisotropic and can be projected greater distances along trend. This is true for both the Northwest and Southwest Extensions, as well as the limbs projecting off of the Main Zone toward both Extensions. For the classification of Indicated Mineral Resource, the projection of mineralization along trend was limited to 120 m (394 ft). For Inferred Mineral Resources, the maximum projection was 600 m (1,969 ft) along trend, unless constrained by additional drill hole data.

11.3.2	GT Contour Method

The mineral resource model was completed using GT Contour Modeling Method for both mineralized zones of the deposit: the Massive Sand Unit and the combined Fine-Grained/Wavy Sand Units. The Contour Modeling Method is also known as the GT method. The technique is most useful in estimating tonnage and average grade of relatively planar bodies where lateral extent of the mineralized body is much greater than its thickness, as was observed with the data at the Project.

For tabular and roll front-style deposits, the GT method provides a clear illustration of the distribution of the thickness and average grade of uranium mineralization. The GT method is particularly applicable to the Project deposits, as it can be effective in reducing the undue influence of high-grade or thick intercepts, as well as the effects of widely-spaced, irregularly-spaced or clustered drill holes. This method also makes it possible for the geologist to fit the contour pattern to the geologic interpretation of the deposit.

11-39 July 2022

For each zone, the limits of mineralization were determined by interpretation of the drill data. Within these limits, the GT and T (Grade x Thickness and Thickness) were contoured. Although an automated contouring program was used to produce the model surface itself, three-dimensional (3D) limits were established where appropriate to constrain the model. For example, drill holes with GT values several times the average were limited in their influence by manually constructing sets of breaklines in the model. The volume of the 3D model is then calculated using the AutoCAD Civil 3D program software. A bulk unit weight of 13.2 cubic ft per ton (2.43 g/cm3) is applied to that volume to calculate the pounds of eU3O8. The bulk unit weight is based on the average of 80 samples ranging between 2.35 and 2.61 g/cm3 (BRS, 2011). Similarly, the tons of mineralization are calculated using the same methodology by constructing a 3D model of mineral Thickness (T) within the same area. Grade is then calculated by dividing GT model eU3O8 pounds by the T model calculated mineralized tons.

The GT contour method is used as common practice for Mineral Reserve and Mineral Resource modeling for similar sandstone-hosted uranium projects (“Estimation of Mineral Resources and Mineral Reserves”, adopted by CIM November 23, 2003, p 51). It is the opinion of the author that the GT contour method, when properly constrained by geologic interpretation, provides an accurate estimation of contained lbs of uranium.

The current drill hole database consists of 543 drill holes. These drill holes contained 963 unique intercepts which were categorized in the following manner:

●	454 Massive Sand Unit intercepts, of which 40 were below 0.03 %m (0.1 %ft) GT cutoff;

●	311 Fine-Grained/Wavy Sand Units intercepts, of which 107 were below 0.03 %m GT cutoff;

●	125 intercepts with trace mineralization;

●	60 barren drill holes; and

●	13 drill holes dropped for missing data.

The uranium quantities and grades are reported as eU3O8, as measured by downhole gamma logging with no adjustment for disequilibrium as discussed in Section 8.

11.4	Cutoff Grade and Commodity Price

Based on the author’s experience, typical operating costs for similar sandstone-hosted mineralization recovery production costs by ISR methods are approximately $25 per pound. At a grade of 0.02 %U3O8, a ton of mineralized material contains 0.4 lbs of uranium.

Uranium does not trade on the open market as do many other commodities. Buyers and sellers negotiate contract for sales privately. Both spot marker and long-term uranium prices are published by private companies, including Trade Tech and UxC. The current spot price of uranium, as shown on UEC website on May 21, 2022 (https://www.uraniumenergy.com/) is $63.00 per pound. At a price of $63.00 per pound*, a ton of mineralized material at a grade of 0.02 %U3O8 has a gross value of $25.50, and thus represents a break even cutoff grade.

*By their nature, all commodity price assumptions are forward-looking. No forward-looking statement can be guaranteed, and actual future results may vary materially.

11-40 July 2022

11.5	Reasonable Prospects for Economic Extraction

The authors, Mr. Beahm and Mr. Yancey, completed an internal conceptual economic analysis of the Project in 2015. This analysis was completed based on a commodity price assumption of $60.00 per pound. While cost have risen since 2015, the forecast price for uranium has also risen. Thus, the authors conclude that the 2015 conceptual economic analysis remains valid and is a suitable means to assess reasonable prospects for economic extraction. The economic analysis included the development of a conceptual wellfield that encompassed approximately 85% of the mineralized area. The conceptual wellfield design was not intended to maximize mineral recovery, but to show a positive return. It is the authors’ opinion that the wellfield design could be expanded, based on forward operating costs, once the initial capital investment has been recovered, and it is therefore reasonable to assume that the total stated mineral resource has reasonable prospects for economic recovery.

11.6	Radiometric Equilibrium

As discussed in Section 8, assay data was available from 12 core samples. The author reviewed this data and compared the radiometric equivalent data to chemical assay data based on the sum GT of mineralization greater than 0.02 %eU3O8. This comparison showed chemical enrichment on the order of 20%, or a positive disequilibrium factor of 1.2, as shown on Figure 8.1.

While the data would support a positive adjustment of the radiometric equivalent data used in the mineral resource estimation, the author recommends no adjustment and the use of a Disequilibrium Factor of 1 as a conservative measure.

11.7	Uncertainties (Factors) That May Affect the Mineral Resource Estimate

Factors that may affect the mineral resource estimate include:

●	variations in commodity price;

●	variance in the grade and continuity of mineralization from what was interpreted from the currently available drill data; and

●	variance in bulk density or other factors from what was interpreted from the currently available drill data.

Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits and maintain the social license to operate. Mineral resource estimation is based on data interpretation and extrapolation of limited sample volumes to very large volumes. Application of these tools can result in uncertainty or risk.

Mineral resources do not have demonstrated economic viability, but they have technical and economic constraints applied to them to establish reasonable prospects for economic extraction. The geological evidence supporting indicated mineral resources is derived from adequately detailed and reliable exploration, sampling and testing, and is sufficient to reasonably assume geological and grade continuity. The indicated mineral resources are estimated with sufficient confidence to allow the application of technical, economic, marketing, legal, environmental, social and government factors to support mine planning and economic evaluation of the economic viability of the Project.

11-41 July 2022

The inferred mineral resources are estimated on the basis of limited geological evidence and sampling, but the information is sufficient to imply, but not verify, geological grade and continuity. The authors expect that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with additional drilling.

11.8	QP Opinion on the Mineral Resource Estimate

In the opinion of the authors that the data available for the Project is sufficiently reliable for estimation of mineral resources for the purpose of this IA.

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11-42 July 2022

Figure 11-1:         Massive Unit GT Resource Model

SUM GT RANGE TABLE
Minimum GT
Maximum GT
Color
0.03 0.06
0.06 0.09
0.09 0.12
0.12 0.15
0.15 0.20
0.20 0.25
0.25 0.30
0.30 0.40
0.40 0.50
0.50 0.60
0.60 0.70
0.70 0.80
0.80 0.90
0.90 1.00
1.00 1.20
1.20 1.40
DRILL HOLE LOCATION
INFERRED RESOURCE
Inferred A
Inferred B
Inferred C
Inferred D
Inferred E
Inferred F
Pod A
Pod B
Pod C
Pod D
AREA
A
B
C
D
TOTAL
77,231
1 inch = 300 meters
UEC
YUTY URANIUM PROJECT
PARAGUAY, SOUTH AMERICA
YUTY MASSIVE SAND UNIT
GT RESOURCE MODEL
DATE: July 2022

11-43 July 2022

Figure 11-2:         Massive Unit Thickness Model

Pod B
Inferred C
Pod C
Inferred D
Pod D
Inferred B
Pod A
Inferred E
Inferred F
Inferred A
SUM T RANGE TABLE
Minimum T | Maximum T | Color
0 | 1
1 | 2
2 | 3
3 | 4
4 | 5
5 | 6
6 | 7
7 | 8
8 | 9
9 | 10
10 | 11
11 | 12
12 | 13
13 | 14
14 | 15
15 | 25
T, Thickness (m)
DRILL HOLE LOCATION
INFERRED RESOURCE
300 0 150 300
1 inch = 300 meters
UEC
YUTY URANIUM PROJECT
PARAGUAY, SOUTH AMERICA
YUTY MASSIVE SAND UNIT
THICKNESS MODEL
DATE: July 2022

11-44 July 2022

Figure 11-3:         Fine-Grained and Wavy Unit GT Resource Model

Pod O
Pod N
Pod K
Pod J
Pod I
Pod E
Inferred D
Inferred E
Inferred G
Pod L
Inferred F
Pod M
Pod F
Pod D
Pod H
Pod G
Pod C
Inferred C
Pod B
Inferred B
Pod A
Inferred A
SUM GT RANGE TABLE
SUM GT, Grade (%eU3O8) x Thickness (m)
DRILL HOLE LOCATION
INFERRED RESOURCE
1 inch = 300 meters
YUTY URANIUM PROJECT
PARAGUAY, SOUTH AMERICA
YUTY FINE GRAINED & WAVY SAND UNITS
GT RESOURCE MODEL
DATE: July 2022

Minimum GT	Maximum GT	Color
0.03	0.06	
0.06	0.09	
0.09	0.12	
0.12	0.15	
0.15	0.20	
0.20	0.25	
0.25	0.30	
0.30	0.40	
0.40	0.50	
0.50	0.60	
0.60	0.70	
0.70	0.80	

AREA	U3O8 RESOURCE LBS
A	105,237
B	1,942
C	215,420
D	60,686
F	15,324
I	53,017
J	6,022
K	29,364
L	50,523
M	17,294
N	16,345
O	532,238
TOTAL	1,083,312

11-45 July 2022

Figure 11-4:         Fine-Grained and Wavy Unit Thickness Model

Pod O
Pod N
Pod K
Inferred D
Pod J
Pod I
Pod E
Inferred G
Inferred E
Pod L
Inferred F
Pod M
Pod F
Pod D
Pod H
Pod G
Pod C
Inferred C
Pod B
Inferred B
Pod A
Inferred A

SUM T RANGE TABLE

Minimum T	Maximum T	Color
0	1	
1	2	
2	3	
3	4	
4	5	
5	6	
6	7	
7	8	
8	9	
9	10	
10	11	
11	12	
12	13	

T, Thickness (m)

DRILL HOLE LOCATION

INFERRED RESOURCE

300 0 150 300

1 inch = 300 meters

YUTY URANIUM PROJECT
PARAGUAY, SOUTH AMERICA

YUTY FINE GRAINED & WAVY SAND UNITS THICKNESS MODEL

DATE: July 2022

11-46 July 2022

12.0	MINERAL RESERVE ESTIMATES

This section is not relevant to this Report.

12-47 July 2022

13.0	MINING METHODS

This section is not relevant to this Report.

13-48 July 2022

14.0	RECOVERY METHODS

This section is not relevant to this Report.

14-49 July 2022

15.0	INFRASTRUCTURE

This section is not relevant to this Report.

15-50 July 2022

16.0	MARKET STUDIES AND CONTRACTS

This section is not relevant to this Report.

16-51 July 2022

17.0	ENVIRONMENTAL STUDIES, PERMITTING AND PLANS, NEGOTIATIONS OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

This section is not relevant to this Report.

17-52 July 2022

18.0	CAPITAL AND OPERATING COSTS

This section is not relevant to this Report.

18-53 July 2022

19.0	ECONOMIC ANALYSIS

This section is not relevant to this Report.

19-54 July 2022

20.0	ADJACENT PROPERTIES

There are no adjacent properties not held by UEC that are considered relevant to this IA.

20-55 July 2022

21.0	OTHER RELEVANT DATA AND INFORMATION

This section is not relevant to this Report.

21-56 July 2022

22.0	INTERPRETATION AND CONCLUSIONS

This IA for the Project has been prepared in accordance with the regulations set forth in S-K 1300 (Part 229 of the 1933 Securities Act). Its objective is to disclose the mineral resources at the Project.

22.1	Conclusions

Based on the density of drilling, continuity of geology and mineralization, testing and data verification, the mineral resource estimates meet the criteria for indicated or inferred mineral resources as summarized herein.

Assumptions regarding uranium prices, mining costs and metallurgical recoveries are forward-looking and the actual prices, costs and performance results may be significantly different. The authors are not aware of any relevant factors that would materially affect the mineral resource estimates. Additionally, the authors are not aware of any specific environmental, regulatory, land tenure or political factors that will materially affect the Project from moving forward to mineral resource recovery operations.

22.2	Risks and Opportunities

UEC has not completed a Pre-feasibility nor a Feasibility study to apply detailed capital and operational expenditures to the Project. Since these studies have not been completed for the Project, there has not been a formal demonstration of economic and technical capability.

Technical risks related to the Project exist, because ISR mining methods have not been demonstrated in the area. However, these risks are considered to be moderate, because ISR mining and recovery methods are proven in similar sandstone-hosted environments.

Risks related to permitting and licensing the project exist, because the regulatory process is not mature. However, these risks are considered to be moderate, because a variety of environmental baseline studies have been completed and no specific impediments to the permitting process are known to the authors.

Mineral tenor is based on the Contract issued by Paraguay and is in effect though 2008. There is a political risk that the changes in the concession may affect the mineral tenor.

Other risk factors are typical for similar mining projects, including, without limitation:

●	risks associated with mineral resource estimates, including the risk of errors in assumptions or methodologies;

●

geological, technical and processing problems, including unanticipated metallurgical difficulties, less than expected recoveries, ground water control and other factors relating to ISR mining methodology;

●	risks associated with labor costs, labor disturbances and unavailability of skilled labor;

●	risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the production processes;

22-57 July 2022

●

risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected mineral extraction and recovery levels and costs; and

●	estimation of costs and uranium price for the purposes of constraining the mineral resource estimate based on reasonable prospects for economic extraction.

Readers are cautioned that any estimate of forward cost or commodity price is, by its nature, forward-looking. It would be unreasonable to rely on any such forward-looking statements and information as creating any legal rights. The statements and information are not guarantees and may involve known and unknown risks and uncertainties. Actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward-looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the exploration, development, operation and closure of mineral properties and processing facilities. Forward-looking statements are subject to a variety of known and unknown risks and uncertainties.

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22-58 July 2022

23.0	RECOMMENDATIONS

The authors recommend:

●	Completion of additional metallurgical test work to further demonstrate and refine amenability with respect to in-situ and/or heap leach recovery.
●

Completion of further drilling on the San Antonio deposit with the objective of resource expansion and reclassification. A program of 125 holes at 120 m each, for a total of 15,000 m is recommended, with a 90 m offset spacing for 75 step-out holes and < 50m for infill holes. However, as the drilling program proceeds, the results should be compared to the current resource model and the program adjusted as appropriate.

●	Completion of a Preliminary Assessment on the conceptual development of a mine at San Antonio.
●

Continuation of the regional exploration program to assess the exploration potential for uranium mineralization within its vast mineral lands in southeastern Paraguay. The objective of this work is to discover uranium mineralization similar to known roll front type deposits.

UEC has prepared a preliminary budget for the Project on the order of $3.0 million. The author has reviewed this budget and concludes that it is of sufficient magnitude to recommendations as stated herein.

Table 23-1: Recommended Exploration Program and Budget

Drilling campaign Budget for 15,000 m	Price ($)
Services and supplies
Roto-percussion drilling (cutting)	300,000
Diamond drilling (coring)	1,680,000
Permeability testing	25,000
Column leach testing	500,000
Consultants	100,000
Travel	200,000
Subtotal	2,805,000
Contingencia 10%	280,500
Total	3,085,500

Annual fixed expenses
Annual land payments	293,080
Asunción office	50,000
legal services	80,000
Total	423,080

23-59 July 2022

24.0	REFERENCES

24.1	Bibliography

Agnerian, H., 2006, Technical Report on the Yuty Uranium Project, Paraguay: Scott Wilson RPA Report for Cue Resources Corp., October 16, 2006.

Agnerian, H., 2008, Technical Report on the Yuty Uranium Project, Paraguay: Scott Wilson RPA Report for Cue Resources Ltd., May 15, 2008.

Agnerian, H. and Roscoe, W.E., 2002, The Contour Method of Estimating Mineral Resources: CIM Bulletin, v. 95, pp. 100-107, July 2002.

Anschutz Corporation, 1981, Annual Summary of Exploration Operations in Paraguay, Volume I: Internal Company Report for Korea Electric Company and Taiwan Power Company (Joint Venture Partners), Asunción, Paraguay, November 1981.

Anschutz Corporation, 1982, Mine/Mill Economic Evaluation, San Antonio Uranium Deposit, Paraguay: Anschutz Internal Report, June 1982.

Benítez, P.E., 2007, Approval of Resolution 382: Ministero de Obras Públicas y Comunicaciones (MOPC): Government of Paraguay, November 17, 2007.

Bordón, A.I., 2007, Approval of Resolution 849 and 870: Ministero de Obras Públicas y Comunicaciones (MOPC): Government of Paraguay, November 15, 2007.

Blair, F.H., 2006a, Uranium Prospects in the Republic of Paraguay, South America, A Review of the Anschutz Corporation, Korea Electric Power Company, Taiwan Power Company Uranium Joint Venture 1976-1983: A Report for Cue Resources, March 15, 2006.

Blair, F.H., 2006b, Annual Exploration Summaries of Exploration Programs Carried out by Anschutz Corporation from 1979 to 1982, Monthly Technical Reports and Miscellaneous Maps: Internal Document as Part of a Compilation Program for Cue Resources Ltd.

Blair, F.H. and Benitez, J.C., 2006, Uranium Exploration Results Obtained from the Upper Permo-Carboniferous Continental Sandstone Units From 1976 Through 1982 During the Yuty Project: Information Assembled During the Review of the Anschutz Corporation Uranium Exploration Files Found in the Archives of the Ministero de Obras Publicas y Comunicaciones, Republic of Paraguay, South America, Asunción, Paraguay, August 15, 2006.

BRS Inc. and ExplorMine Consultants, 2011, Updated Technical Report on the Yuty Uranium Project, Republic of Paraguay, prepared for CUE Resources, August 24, 2011.

Burt, E., 2007, Legal Opinion of Title – Transandes Paraguay S.A.: Correspondence from Peroni Sosa Tellechea Burt & Narvaja Abogados, October 16, 2006.

25-60 July 2022

Carlson, L.A., 1981, Interpretation and Reporting Procedures: Anschutz Internal Correspondence, March 3, 1981.

Coronel, J., 2007, Approval of Decree 55.820/07: Secretaria del Ambiante (SEAM), Government of Paraguay, May 3, 2007.

Cue Resources Ltd., 2006, Miscellaneous Technical Data.

ExplorMine Consultants, Deiss, A., Northrop, B., Report Detailing the Geostatistical Approach to the Mineral Resource estimate for the Yuty Project, Paraguay.

Figueredo, C., 2006, Application for Registration of Prospecting Permit on Behalf of Transandes Paraguay S.A. to Ministry of Environment (SEAM), May 11, 2006.

Hazen Research, Inc, 2008, Cue Resources Paraguayan Deposit Ore Characterization, April 29, 2008.

Healey, Chris M., 2009, Technical Report on the Yuty Uranium Project, Republic of Paraguay, May 27, 2009.

Honea, R.M., 1981, Confidential Correspondence Mr. John Dunlop Re Scanning Electron Microscope (SEM) Work on Three Samples of Sandstone From Yuty: Anschutz Internal Document, December 2, 1981.

Honea, R.M., 1982, Mineralogical Study on Two Core Samples: Report for Anschutz Corporation, January 18, 1982.

Hutchinson, R.M., 1981, Petrographical Interpretation of Sedimentary Rocks Intercepted in Drill Holes 372-T60, 392-R4 and YD-87: Internal Company Report by Anschutz Technical Staff, June 1, 1981.

Hutchinson, R.M., Honea, R.M. and Lechner-Weins, H., 1982?, Evaluation of the Ore Horizon Geochemistry and Petrography: Internal Company Report by Anschutz Technical Staff, 1982.

Hydro-Engineering, “Aquifer Properties and Estimated Recovery and Injection Rates for the Yuty Uranium Project”, April, 2011.

Kaiser Engineers International, Inc., 1982, Preliminary Mineral Reserve Estimate and Conceptual Cost Studies, San Antonio, Paraguay Uranium Project: Report Prepared for Korea Electric Power Corporation, Job No. 82046-001, November 12, 1982.

Lasso, A.G., 2005, Application for Registration of Prospecting Permit for North Block and South Block on Behalf of Transandes Paraguay S.A. to Ministry of Public Works (MOPC), August 30, 2005.

25-61 July 2022

Lechner-Wiens, H., 1980, Observations Concerning Alteration – Characteristics in the Potrero Area: Anschutz Corporation Internal Correspondence to J.S. Pearson, January 30, 1980.

Lechner-Wiens, H., 1982a, Observations on Thin Section Studies of the Columnar Section and the San Miguel Formation: Anschutz Corporation Internal Departmental Correspondence, May 24, 1982.

Lechner-Wiens, H., 1982b, Evaluation of Thin Sections of Drill Hole 371-T160: Anschutz Corporation Internal Report, November 1982.

Litz, J.E., 1982, In-Situ Leaching Study: Internal Report by Hazen Research, Inc. to Mr. A. Mussard of Nuclear Assurance Corporation, Grand Junction, Colorado, December 18, 1981.

Moratal, J.M.I., 2006b, Certificate Regarding Mining Prospection Permit of Transandes Paraguay S.A.: Memorandum by Estudio Juridico Horacio Fialayre & Moratal Asociados to Sebastián Reidl, July 8, 2006.

Pollard, D.M., 2008, Yuty Project Report (Mid November to Mid December) Progress with Regard to Geological Exploration: Buscore Internal Report for Cue Resources Ltd., January 16, 2008.

Rodriguez, G., 2006, Approval of Application for Registration of Prospecting Permit by Transandes Paraguay S.A.: Ministry of Environment (SEAM), July, 18, 2006.

Ruiz, H.R.D., 2006, Resolution No. 382, Approval of Prospecting Permit for North Block and South Block on Behalf of Transandes Paraguay S.A. to Ministry of Public Works (MOPC), Vice Ministry of Mines and Energy, July 7, 2006.

Schmeling, B., 2007, Down Hole Logging and Radiometric Data Interpretation, A Technical Manual, March 2007.

Wilson, Scott, Roscoe, Postle, and Associates, “Technical Report on the Yuty Uranium Project, Paraguay”, May 15, 2008.

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25-62 July 2022

25.0	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

Reliance on information provided by UEC is identified in Table 25-1 below.

Table 25-1:         Information Provided by the Registrant

Category of Information	Section of Report	Reason
Macroeconomic trends, data and assumptions	Section 11

The registrant provided data regarding future commodity price estimates. The QP believes that it is reasonable to rely on this information because it was sourced from industry consultants who specialize in uranium price forecasting.

Accommodations or commitments to local individuals or groups	Section 3

The registrant provided data regarding agreements and negotiations with surface owners. The QP believes that it is reasonable to rely on this information because these data were provided by a registered landman with direct knowledge of these negotiations.

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25-63 July 2022

26.0	DATE AND SIGNATURE PAGE

CERTIFICATE OF AUTHOR

I, Clyde L. Yancey, Texas Professional Geologist, of 1846 Tramway Terrace Loop, Albuquerque, New Mexico, do hereby certify that:

●	I am currently employed by Uranium Energy Corporation, 500 N. Shoreline, Suite 800N, Corpus Christi, Texas, USA, as Vice President of Exploration.
●

I graduated with a Bachelor of Arts degree in Geology in May 1975 from Trinity University in San Antonio, Texas, and received a Master of Science degree in Geology in May 1978 from South Dakota School of Mines and Technology, Rapid City, South Dakota.

●

I am a licensed Professional Geologist in the State of Texas. My registration number is 129 and I am a member in good standing. I am a Registered Member of the Society of Mining, Metallurgy and Exploration. My Registration Number is 03580620 and I am in good standing.

●	I have worked as a geologist for over 40 years in uranium exploration, production and restoration.
●

My direct experience with uranium involves uranium exploration, resource analysis, uranium ISR project development, project feasibility and licensing and project closures. My relevant experience for the purpose of this analysis includes Field Geologist for the U.S. Geological Survey, Branch of Uranium and Thorium Resources; Senior Geologist for Wyoming Minerals Corporation at their Bruni, Texas ISR Mine; Mine Geologist for Caithness Mining Corporation at their McBride ISR Mine in Duval County, Texas; Exploration Geologist for Mobil Oil/Nufuels Uranium Division, South Texas District; Senior Uranium Exploration Geologist for Moore Energy Corporation, South Texas District; Consulting Geologist for the U.S. Department of Energy; Uranium Mill Tailings Remedial Action (UMTRA) Title I. Consulting Geologist for UMTRA Title II clients such as Umetco Minerals, Rio Algom Mining, Conoco Minerals and the Hopi Tribe; and Vice President of Exploration for Uranium Energy Corporation with responsibility of their projects in Canada, U.S.A. and South America.

●

I have read the definition of “qualified person” set out in Subpart 1300 of Regulation S-K (S-K 1300) and certify that by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of S-K 1300.

Dated this 1st day of July 2022.

Clyde L. Yancey, P.G.

26-64 July 2022

CERTIFICATE OF AUTHOR

I, Victor Fermandez-Crosa, do hereby certify that:

●	I am currently employed by Uranium Energy Corporation, 500 N. Shoreline, Suite 800N, Corpus Christi, Texas, USA, as the Paraguayan Manager and Chief Geologist.
●	I graduated in 1987 as a Geologist from the National University of Asuncion and completed my formal training at the Federal Institute for Geosciences and Mineral Resources in Hannover, Germany.
●	I am authorized to carry out geological and mining activities in Paraguay. My Professional Registration number of the Directorate of Mineral Resources of the Vice Ministry of Mines and Energy is N°16.
●	I have worked as a geologist over 35 years in Paraguay.
●

My direct experience with uranium involves assistant geologist of the PAR/006 Project for the development of the Geological Map of Paraguay (UNDP); Geologist and Laboratory Coordinator (Paraguayan-German Cooperation MOPC-BGR); Uranium Exploration Supervisor of the Yuty Project (SEMINSA); Head of Uranium Exploration and Chief Geologist of the Yuty Project (Transandes Paraguay SA); Director of Mineral Resources of the (MOPC); and Country Manager and Chief Geologist, Paraguay (Uranium Energy Corporation)

Dated this 1st day of July 2022.

Victor Fernandez Crosa

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26-2 July 2022

I, Douglas L. Beahm, P.E., P.G., do hereby certify that:

●	I am the Principal Engineer and President of BRS Inc., 1130 Major Avenue, Riverton, Wyoming 82501.
●	I am a co-author of the report “YUTY URANIUM PROJECT INITIAL ASSESSMENT”.
●

I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974. I am a licensed Professional Engineer in Wyoming, Colorado, Utah and Oregon; a licensed Professional Geologist in Wyoming; and a Registered Member of the SME.

●

I have worked as an engineer and a geologist for over 48 years. My work experience includes uranium exploration, mine production and mine/mill decommissioning and reclamation. Specifically, I have worked with numerous uranium projects hosted in sandstone environments in Wyoming.

●	I was last present at the site on the 16th of September 2021.
●	I am independent of the issuer. I hold no stock, options or have any other form of financial connection to UEC. UEC is but one of many clients for whom I consult.
●	I do have prior working experience on the property as stated in the report.
●

I have read the definition of “qualified person” set out in Subpart 1300 of Regulation S-K (S-K 1300) and certify that by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of S-K 1300.

Dated this 1st day of July 2022.

Douglas L. Beahm, PE, PG, SME Registered Member

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26-3 July 2022